Form 10-K, Exhibit 13
period 1999-11-30
TIBCO SOFTWARE INC
filed 2000-02-25
CIK 1085280

                                                                  Exhibit 13.1

TIBCO SOFTWARE INC.
November 30, 1999



STATEMENT OF OPERATIONS DATA
(in thousands, except per share amounts)

                                                                                            Eleven
                                                                                         Months Ended
                                                               Year Ended November 30,   November 30,   Year Ended December 31,
                                                               -----------------------                  ------------------------
                                                                 1999           1998         1997        1996            1995
                                                               --------       --------   -----------    -------       ----------
                                                                                                                      (unaudited)
Revenue:
      License revenue......................................    $ 56,916       $ 17,495       $ 6,219    $ 6,066        $  4,487
      Service and maintenance revenue......................      39,524         35,262        29,055     24,249          21,507
                                                               --------       --------   -----------    -------       ---------
         Total revenue.....................................      96,440         52,757        35,274     30,315          25,994
Cost of revenue............................................      36,612         27,682        15,847     19,606          14,658
                                                               --------       --------   -----------    -------       ---------
Gross profit...............................................      59,828         25,075        19,427     10,709          11,336
                                                               --------       --------   -----------    -------       ---------

Operating expenses:
      Research and development.............................      27,478         14,787         9,385      6,576           3,592
      Sales and marketing..................................      33,130         15,242         7,008      2,949           1,838
      General and administrative...........................       8,229          4,025         3,565      2,077           1,483
      Amortization of stock-based compensation.............       9,252          5,064         4,672      2,196          20,684
      Acquired in-process research and development.........       2,800             --            --         --              --
      Amortization of goodwill and acquired intangibles....         521             --            --         --              --
                                                               --------       --------   -----------    -------       ---------
         Total operating expenses..........................      81,410         39,118        24,630     13,798          27,597
                                                               --------       --------   -----------    -------       ---------
Loss from operations.......................................     (21,582)       (14,043)       (5,203)    (3,089)        (16,261)
Other income (expense), net................................       2,101          1,092           540     (1,551)           (468)
                                                               --------       --------   -----------    -------       ---------
Net loss...................................................    $(19,481)      $(12,951)      $(4,663)   $(4,640)       $(16,729)
                                                               ========       ========   ===========    =======       =========
Net loss per share:
      Basic and diluted....................................    $ ( 0.19)      $  (0.22)      $ (0.08)
                                                               ========       ========   ===========
      Weighted average common shares outstanding/(1)/......     104,112         60,033        57,606
                                                               ========       ========   ===========

BALANCE SHEET DATA
(in thousands)

                                                                             November 30,                      December 31,
                                                               -------------------------------------    ------------------------
                                                                 1999           1998         1997        1996            1995
                                                               --------       --------   -----------    -------       ----------
                                                                                                                      (unaudited)
Cash, cash equivalents, deposits held by Reuters and
    short-term investments.................................    $ 89,807        $15,970     $18,318      $    --        $     --
Working capital............................................      95,603         18,301      15,168       (2,167)        (22,155)
Total assets...............................................     179,638         36,289      31,046       10,996           9,539
Owner's net investment (liability).........................          --             --          --          451         (19,574)
Stockholders' equity.......................................     137,918         21,704      17,167           --              --

(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used to compute net loss per share.

                     Management's Discussion and Analysis
               Of Financial Condition and Results of Operations

     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below in "Risk Factors That May Affect Operating Results" and under "Risk Factors" in our Annual Report on Form 10K.

We develop and market a suite of electronic business infrastructure software products that enables our customers to conduct business with other businesses, employees and consumers electronically by tying together software applications and business processes in real time. We are the successor to a portion of the business of Teknekron Software Systems, Inc. Teknekron developed software, known as the TIB technology, for the integration and delivery of market data, such as stock quotes, news and other financial information, in trading rooms of large banks and financial services institutions. In 1992, Teknekron expanded its development efforts to include solutions designed to enable complex and disparate manufacturing equipment and software applications--primarily in the semiconductor fabrication market--to communicate within the factory environment. Teknekron was acquired by Reuters Group PLC, the global news and information group, in 1994. Following the acquisition, continued development of the TIB technology was undertaken to expand its use in the financial services markets. In January 1997, our company, TIBCO Software Inc., was established as an entity separate from Teknekron.

We were formed to create and market software solutions for use in the integration of business information, processes and applications in diverse markets and industries outside the financial services sector. In connection with our establishment as a separate entity, Reuters transferred to us certain assets and liabilities related to our business and granted to us a royalty-free license to the intellectual property incorporated into some of our current software products. Reuters also assigned to us at that time license and service contracts primarily within the high-tech manufacturing and energy markets, including contracts with Intel, NEC, Motorola, Mobil and Chevron.

During fiscal 1997, our operating activities related primarily to the development of our TIB/ActiveEnterprise suite of products, supporting the installed base of financial services companies using TIB-based solutions sold through Reuters and expanding our presence in the high-tech manufacturing and energy markets. During fiscal 1998, we expanded our product development activities and continued to invest in creating a product marketing organization, engaging in advertising programs to build our corporate brand identity. We also built our domestic and international direct sales force and created a general and administrative infrastructure. During the second half of fiscal 1998, we began initial shipments of our TIB/ActiveEnterprise products, to companies such as PageNet, Philips Medical, Compaq and 3Com. We also formally introduced our TIBCO.net product and service offering for creating and managing e-business activities, and generated revenue from Yahoo! and Netscape for enabling their stock quotation services. During fiscal 1999, we added approximately 200 new customers for out TIB/Active Enterprise and TIBCO.net products, and we strengthened our position in our key vertical markets--telecommunication, Internet portals, manufacturing, energy and financial services. New customers included AT&T, AltaVista, AOL/Netscape, Procter and Gamble, SAP, Philips, Enron, Chemdex, FT.com, Ericsson, Siemens, Williams Communications and Sprint. We also established and strengthened strategic realtionships with leading companies aimed at providing complementary business to business e-commerce and Internet solutions. These companies included Ariba, Cisco Systems, Oracle, Sun Microsystems, SAP, Yahoo!, Portal Software, AvantGo, Deloitte Consulting, Selectica, i2 Technologies, Siebel Systems, and Sybase. We also released the TIB/PortalBuilder, a portal construction product. We intend to continue to fund the development of additional TIB/ActiveEnterprise products and to increase our sales and marketing activities at least through the end of fiscal 2000.

In fiscal 1997 and to a lesser extent in fiscal 1998, our revenue consisted primarily of license and maintenance fees from the contracts assigned to us by Reuters in connection with our formation, fees from providing integration services to customers transferred to us by Reuters and development and maintenance fees paid to us by Reuters. Our revenue in fiscal 1999 and today consists primarily of license and product fees from our customers and distributors, including from Reuters pursuant to our license agreement with them, both of which are primarily attributable to sales of our TIB/ActiveEnterprise product suite. In addition, we receive fees from our customers for providing project integration services. We also receive revenue from our TIBCO.net customers. Revenue from these customers is a combination of fixed service charges, a percentage of the advertising fees generated from their TIBCO.net-enabled web pages and a charge for each user visit to these web pages. We also receive revenues from our strategic relationships with business partners who embed our products in their hardware and networking systems as well as from systems integrators who resell our products.

We recognize license revenue when a signed contract or other persuasive evidence of an arrangement exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, we account for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Any maintenance revenue included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future products and maintenance, is recognized ratably over the term of the subscription period. Revenue on shipments to resellers, which is generally subject to certain rights of return and price protection, is recognized when the products are sold by the resellers to the end-user customer.

We recognize service revenue as the services are performed or on the percentage-of-completion method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

Our distributors generally pay us negotiated royalties on their sales of our products. Reuters distributes our products to customers in the financial services market segment. Through December 2001, Reuters must pay us product fees based on a percentage of the revenue it derives from the sale of licenses and maintenance for our products. Under our license agreement with Reuters, minimum guaranteed product fees are $16 million in calendar 1999, $18 million in calendar 2000 and $20 million in calendar 2001. We recognized $14.2 million in fiscal 1999. We will recognize revenue in the amount of these guaranteed product fees ratably over the contractual period. In any period where actual product fees exceed the minimum guaranteed product fees for the year, the actual product fees and cumulative minimum guaranteed product fees will be recognized as revenue.

In 1997, we changed our fiscal year from the twelve months ending December 31st to the twelve months ending November 30th. Accordingly, our financial results for 1997 reflect our operations for the eleven months ended November 30, 1997 and are not comparable to our results for fiscal 1999, 1998 or any prior period.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include the timing of significant orders and the length of our sales cycle, technical difficulties in our software, the growth rate of the Ebusiness infrastructure software market, our ability to continue to attract and retain customers in international markets, and the success of Reuters and other distributors in selling our products in the financial services market. Due to the emerging nature of the markets in which we compete, it may be difficult to forecast our revenue accurately. Our expense levels are based in part on our expectations with regard to future revenue. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any of these factors may have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors That May Affect Operating Results" for a further description of these and other factors that could adversely affect our business, results of operations and financial condition.

The following table sets forth, for the periods indicated, certain financial information as a percent of total revenue:

                                                                                                 Eleven Months
                                                                                                     Ended
                                                                     Year Ended November 30,      November 30,
                                                                    -------------------------    --------------
                                                                      1999             1998           1997
                                                                    --------         --------    --------------
 Revenue:
    License revenue...........................................         59%              33%             18%
    Service and maintenance revenue...........................         41               67              82
                                                                    --------         --------    --------------
      Total revenue...........................................        100              100             100
Cost of revenue...............................................         38               52              45
                                                                    --------         --------    --------------
Gross profit..................................................         62               48              55
                                                                    --------         --------    --------------

Operating expenses:
    Research and development..................................         28               28              27
    Sales and marketing.......................................         34               29              20
    General and administrative................................          9                8              10
    Amortization of stock-based compensation..................         10               10              13
    Acquired in-process research and development..............          3                -               -
    Amortization of goodwill and acquired intangibles.........          1                -               -
                                                                    --------         --------    --------------
      Total operating expenses................................         85               75              70
                                                                    --------         --------    --------------
Loss from operations..........................................        (23)             (27)            (15)
Other income, net.............................................          2                2               2
                                                                    --------         --------    --------------
Net loss......................................................        (21%)            (25%)           (13%)
                                                                    ========         ========    ==============

Total Revenue

Revenue was $35.3 million, $52.8 million and $96.4 million in fiscal 1997, 1998, and 1999, respectively, representing increases of $17.5 million, or 50%, from fiscal 1997 to fiscal 1998 and $43.7 million, or 83%, from fiscal 1998 to fiscal 1999. In fiscal 1998, Cedel Global Services accounted for 17% of total revenue. NEC Electronics accounted for 17% of total revenue in fiscal 1997. Revenue from Reuters accounted for 27%, 15% and 19% of our total revenue in fiscal 1997, 1998 and 1999, respectively. In fiscal 1997 and 1998, revenue from Reuters consisted primarily of maintenance and consulting fees for services we performed for Reuters, while in fiscal 1999, revenue from Reuters of $18 million consisted primarily of product fees on its sales of our products under our license agreement with Reuters.

License Revenue

License revenue was $6.2 million, $17.5 million and $56.9 million in fiscal 1997, 1998, 1999, respectively, representing increases of $11.3 million, or 181%, from fiscal 1997 to fiscal 1998 and $39.4 million, or 225%, from fiscal 1998 to fiscal 1999. These increases were due primarily to the increased volume of sales of our TIB/ActiveEnterprise products which were introduced during the second half of fiscal 1998. License revenue was 18%, 33% and 59% of total revenue in fiscal 1997, 1998 and 1999, respectively. The growth in license revenue as a percentage of total revenue reflects our strategy of pursuing a license-driven business model. We believe that license revenue will continue to grow significantly in absolute dollars and, to lesser extent, as a percentage of total revenue in fiscal 2000.

Service and Maintenance Revenue

Service and maintenance revenue was $29.1 million, $35.3 million and $39.5 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $6.2 million, or 21%, from fiscal 1997 to fiscal 1998 and $4.2 million, or 12%, from fiscal 1998 to fiscal 1999. Service and maintenance revenue was 82%, 67% and 41% of total revenue in fiscal 1997, 1998 and 1999, respectively. The increase was primarily a result of the additional maintenance revenue related to the growth in license revenue. We believe service and maintenance revenue will continue to grow moderately in absolute dollars and will decline modestly in fiscal 2000 as a percentage of total revenue as license revenue continues to increase as a percentage of total revenue.

Cost of Revenue

Cost of revenue consists primarily of salaries and third-party contractor and associated expenses primarily related to providing project implementation services and, to a lesser extent, the cost of providing maintenance and customer support services. The majority of our cost of revenue is directly related to our service revenue. Cost of revenue was $15.8 million, $27.7 million and $36.6 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $11.8 million, or 75%, from fiscal 1997 to fiscal 1998 and $8.9 million, or 32%, from fiscal 1998 to fiscal 1999. Cost of revenue was 45%, 52% and 38% of total revenue in fiscal 1997, 1998 and 1999, respectively. The increase in cost of revenue in fiscal 1998, in both amount and as a percent of revenue, was primarily as a result of using third-party contractors to support our contract with Cedel Global Services and hiring additional technical staff to support our growing installed base of customers. The increase in cost of revenue in absolute dollars in fiscal 1999 was a result of increased service and maintenance revenue and the decrease as a percentage of total revenue was due primarily to the increase in license revenue as a percentage of total revenue.

Research and Development Expenses

Research and development expenses consist primarily of personnel and related costs associated with the development of our TIB/ActiveEnterprise product suite. Research and development expenses were $9.4 million, $14.8 million and $27.5 million in fiscal 1997, 1998 and 1999, respectively representing increases of $5.4 million, or 58%, from fiscal 1997 to fiscal 1998 and $12.7 million, or 86%, from fiscal 1998 to fiscal 1999. These increases were due primarily to increases in our development staff as we continued to expand the TIB/ActiveEnterprise product suite and upgrade the performance of existing products. Research and development expenses were 27%, 28% and 28% of total revenue in fiscal 1997, 1998 and 1999, respectively. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, expect that spending on research and development will continue to increase in absolute dollars.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel and related costs of our direct sales force and marketing staff and the cost of marketing programs, including advertising, trade shows, promotional materials and customer conferences. Sales and marketing expenses were $7.0 million, $15.2 million and $33.1 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $8.2 million, or 117%, from fiscal 1997 to fiscal 1998 and $17.9 million, or 117%, from fiscal 1998 to fiscal 1999. These increases resulted primarily from the expansion of our domestic and international direct sales force in order to sell our expanding suite of TIB/ActiveEnterprise products, which was released in the second half of fiscal 1998. Sales and marketing expenses were 20%, 29% and 34% of total revenue in fiscal 1997, 1998, and 1999, respectively. We intend to continue to increase staff in our direct sales organization and to develop product marketing and branding campaigns and, accordingly, expect that sales and marketing expenditures will continue to increase substantially in absolute dollars and increase moderately as a percentage of total revenue for fiscal 2000.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including executive, legal, finance, accounting, human resources and information systems. General and administrative expenses were $3.6 million, $4.0 million and $8.2 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $460,000, or 13%, from fiscal 1997 to fiscal 1998 and $4.2 million, or 104%, from fiscal 1998 to fiscal 1999. These increases were primarily a result of increased staffing and associated operational costs related to building our general and administrative infrastructure. We believe that general and administrative expenses will increase moderately in absolute dollars but remain relatively stable as a percentage of total revenue for fiscal 2000 as we develop our infrastructure to support a larger, more global organization.

Amortization of Stock-based Compensation

In connection with the grant of stock options to employees and non-employee directors during fiscal 1997, 1998 and 1999, we recorded aggregate unearned compensation of $23.2 million, representing the difference between the deemed fair value of our common stock at the date of grant and the exercise price of such options. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable option. The increase was due primarily to the grant of stock options to employees prior to the IPO. We expect to amortize $4.0 million, $2.3 million, $1.2 million, $0.5 million and $0.1 million of unearned stock-based compensation in fiscal 2000, 2001, 2002, 2003 and 2004, respectively. Stock-based compensation expense related to employees and non-employee directors was $4.6 million, $4.7 million and

$5.8 million in fiscal 1997, 1998 and 1999, respectively.

Stock-based compensation expense related to stock options granted to consultants is recognized as earned, using the multiple option method as prescribed by FASB Interpretation No. 28. At each reporting date, we re-value the stock-based compensation using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of our common stock fluctuates. In connection with the grant of stock options to consultants, we recorded stock-based compensation expense of $30,000, $336,000 and $3.5 million in fiscal 1997, 1998 and 1999, respectively. As of November 30, 1999, we expect to amortize stock-based compensation expense of $13.6 million, $5.6 million, $1.9 million and $675,000 in fiscal 2000, 2001, 2002 and 2003, respectively assuming no change in the underlying value of our common stock.

Acquired in-process research and development

During fiscal 1999, we purchased substantially all the assets of InConcert, Inc. ("InConcert"), a subsidiary of Xerox Corporation for $34.0 million in cash. InConcert is a developer of business integration solutions for telecommunications companies. The transaction was recorded under the purchase method of accounting. The total purchase price of $35.6 million includes cash of $34 million, accrued severance costs reimbursable to Xerox of approximately $1.3 million and acquisition related expenses, consisting of financial advisory, accounting and legal fees, of approximately $0.3 million. The allocation of the purchase price was based upon an independent, third-party appraisal and our estimates and was allocated to net tangible assets acquired of $1.6 million, in-process research and development of $2.8 million and other acquired intangible assets and goodwill of $31.2 million. The acquired intangible assets and goodwill are being amortized over their estimated useful lives of five years.

Upon consummation of the acquisition, we immediately charged to expense $2.8 million representing acquired in-process research and development that had not yet reached technological feasibility and had no alternative future use. See "Notes to Consolidated Financial Statements." The value was determined by estimating the costs to develop the acquired in-process research and development into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The costs to develop the acquired in-process research and development include a core technology charge. The in-process research and development is expected to be commercially viable in 2000. InConcert's in-process research and development projects are related to its simplifying its business integration solution and enhancing the user interface of the product in order to make it easier to use for non-technical personnel.

Although we believe we are well positioned to successfully complete the research and development program, there is risk associated with the completion of the project and there is no assurance that it will meet with either technological or commercial success. Our estimate of the net cash flows resulting from the product enhancements underway at InConcert, which was used to value the purchased research and development, was based on management's estimates of revenue, cost of revenue, research and development costs, selling, general and administrative costs and income taxes from the project. The revenue projections were based on the potential size of the market for the enhanced business integration solution in the telecommunications industry, our ability to gain market acceptance for that product and its life cycle. Estimated revenue from the acquired in-process product area commences in 2000 and is estimated to grow for each of the four years thereafter.

The net cash flows generated from the in-process technology are expected to reflect earnings before interest, taxes and depreciation of approximately 19% for the sales generated from in-process technology. The discount of the net cash flows to their present value is based on the weighted average cost of capital
(WACC). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of the enterprise. The discount rate used to discount the net cash flows from the acquired in-process technology was 29%. This discount rate reflects the uncertainty surrounding the successful development of the acquired in-process technology, the useful life of such technology, the profitability levels of such technology, if any, and the uncertainty of technological advances, all of which are unknown at this time. If this project is not successfully developed, our business, operating results and financial condition may be negatively affected in future periods. In addition, the value of other intangible assets acquired may become impaired. To date, our results relating to sales of the InConcert product lines have not differed significantly from the forecast assumptions. Our research and development expenditures since the acquisitions have not differed materially from expectations. Nevertheless, the risks associated with the research and development are still considered high and no assurance can be made that upcoming products and product enhancements will meet market expectations.

Existing technology relates to the InConcert 2000 and Teoss 2000 Internet-enabled object oriented client/server software solutions that combine process management and application integration that integrates corporate databases, third-party applications and legacy systems with other elements of workflow to convert disparate applications into integrated solutions. This technology was valued at $14 million using the net cash flow expected as a result of the sale of these products and discounted to the present using a 24% discount rate. The customer base was also valued using the net cash flow expected as result of the stream of revenues from existing customers from license fees, professional services and maintenance support and then discounted to the present using a 24% discount rate. The workforce was valued by estimating the cost to replace the current assembled workforce, considering such costs as recruiting and training. Finally, the trademark was valued by applying a trademark royalty rate of 1% to forecasted revenue, and then the net cash flow expected from these amounts was discounted at a rate of 24% to arrive an estimated fair market value. There can be no assurance that these assumptions will prove accurate, or that we will realize the anticipated benefit of this acquisition.

Other Income, Net

Other income, net includes interest and other miscellaneous income and expense items. Other income, net was $0.5 million, $1.1 million, and $2.1 million in fiscal 1997, 1998 and 1999, respectively. The increase in fiscal 1999 was due primarily to interest income earned from our investments which increased significantly as a result of the money raised in connection with our initial public offering in July 1999.

Income taxes

We have incurred operating losses for all periods. At November 30, 1999, we had net operating loss carryforwards of $12.7 million and $6.7 million for federal and California, respectively, which expire through 2019 and 2006, respectively. We also have available tax credit carryforwards of $1.6 million and $1.2 million for federal and California, respectively, which expire through 2019. In the event of a change in ownership, as defined under federal and state tax laws, the utilization of these carryforwards could be subject to certain limitations in future years.

Liquidity and Capital Resources

Prior to our initial public offering, we funded our operations primarily through the sale of our capital stock. We have raised an aggregate of $26.7 million from the sale of preferred stock to Cisco Systems and Mayfield venture capital funds. In July 1999, we completed an initial public offering, which consisted of 27,485,001 shares of our common stock (including 3,285,000 shares purchased by the underwriters pursuant to their overallotment option, 1,500,000 shares sold directly to Sun Microsystems and 800,000 shares sold directly to Yahoo! Inc.) at $5.00 per share. Net proceeds aggregated approximately $123.5 million (net of underwriters' commission and offering expenses of $13.9 million).

Net cash provided by operating activities in fiscal 1997 was $2.4 million, resulting primarily from increases in accrued liabilities and receipt of prepayments on contracts. Net cash used for operating activities in fiscal 1998 and 1999 was $11.8 million and $9.7 million, respectively, resulting primarily from our net losses.

Net cash used in investing activities was $11.1 million, $8.2 million and $103.8 million in fiscal 1997, 1998 and 1999, respectively. Net cash used in investing activities in these periods was related primarily to the purchase of property and equipment, principally desktop and network hardware and software, and the investment of surplus funds received from the issuance of our capital stock. Net cash used for investing activities for fiscal 1999 was also related to the acquisition of InConcert.

Net cash provided by financing activities for fiscal 1997, 1998 and 1999, respectively, was $16.7 million , $12.4 million and $126.5 million. Cash provided by financing activities was primarily the result of net proceeds from the sale of our common stock in 1999 and of our preferred stock in 1998 and 1997.

At November 30, 1999, we had $89.8 million in cash, cash equivalents and investments. We anticipate continued growth in our operating expenses for the foreseeable future, particularly in sales and marketing expenses and, to a lesser extent, research and development and general and administrative expenses. As a result, we expect to use our cash resources to fund our operating expenses and capital expenditures, and additionally, to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and investments, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.

Risk Factors That May Affect Operating Results

The following risk factors could materially and adversely affect our future operating results and could cause actual events to differ materially from those predicted in our forward-looking statements related to our business.

We have a history of losses and we expect future losses, and if we do not achieve and sustain profitability our business will suffer and our stock price may decline

Although our revenue has increased in recent quarters, we may not be able to sustain our growth or obtain sufficient revenue to achieve and sustain profitability. We incurred net losses of approximately $4.7 million, $13.0 million, and $19.5 million in fiscal 1997, 1998 and 1999, respectively. As of November 30, 1999, we had an accumulated deficit of approximately $37.1 million.

Since the beginning of fiscal 1998, we have invested significantly in building our sales and marketing organization and in our technology research and development. We expect to continue to spend substantial financial and other resources on expanding our direct sales and marketing activities and developing and introducing enhancements to our existing products and new software products. As a result, we need to generate significant revenue to achieve and maintain profitability. We expect that our sales and marketing expenses and our research and development expenses will continue to increase in absolute dollars and may increase as percentages of revenue for the foreseeable future.

Our future revenue is unpredictable, and we expect our quarterly operating results to fluctuate, which may cause our stock price to decline

Period-to-period comparisons of our operating results may not be a good indication of our future performance. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that event, our stock price would likely decline. As a result of our limited operating history, our new business strategy and the evolving nature of the markets in which we compete, we may have difficulty accurately forecasting our revenue in any given period. In addition to the factors discussed elsewhere in this section, a number of factors may cause our revenue to fall short of our expectations or cause fluctuations in our operating results, including:

 . the announcement or introduction of new or enhanced products or services by our competitors;

 . the amount and timing of operating costs and capital expenditures relating to the expansion of our operations; and

 .  the capital and expense budgeting decisions of our customers.

  In addition, our quarterly operating results have historically been subject to variations throughout the year due to a general slow-down in our sales in the summer months, particularly in Europe. Specifically, we generally experience relatively lower revenue in our third fiscal quarter. These seasonal variations in our operating results may lead to fluctuations in our results of operations from quarter to quarter throughout the year.

Our dependence on a limited number of customers for a significant amount of our sales could lead to fluctuations in our operating results

Our business depends on sales of our products to a limited number of customers, which may cause fluctuations in our operating results. We do not have long-term contracts with any of our customers. There can be no assurance that any of our customers will continue to purchase our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods.

Our licensing and distribution relationship with Reuters places limitations on our ability to conduct our business

We have a significant relationship with Reuters for licensing and distribution. Our relationship with Reuters involves limitations and restrictions on our business, as well as other risks, described below.

Reuters has access to the intellectual property used in our products, and could use the intellectual property to compete with us. We license the underlying TIB messaging technology incorporated into some of our important TIB/ActiveEnterprise products from Reuters. We do not own this technology. Reuters is not restricted from using the TIB technology to produce products that compete with our products, and it can grant limited licenses to the TIB technology to others who may compete with us. In addition, we must license all the intellectual property and products we create through December 2011 to Reuters. This will place Reuters in a position to more easily develop products that compete with our product offerings.

We must rely on Reuters and other distributors to sell our products in the financial services market, and they may not be successful in doing so. Under our agreements with Reuters, we are restricted from selling our products and providing consulting services directly to companies in the financial services market and major competitors of Reuters, and from using the TIB technology we license from Reuters to develop products specifically for use by these companies. Accordingly, we must rely on Reuters and other third-party resellers and distributors to sell our products to these companies.

In fiscal 1998 and 1999, substantially all of our revenue from sales in the financial services market, excluding sales to Cedel Global Services, consisted of product fees paid to us by Reuters. Although Reuters is the preferred distributor of our products in the financial services market and is required to pay us guaranteed minimum product fee payments until the end of 2001, Reuters has no contractual obligation to distribute our products to financial services customers. Reuters and other distributors may not be successful in selling our products into the financial services market, or they may elect to sell competitive third-party products into that market, either of which may adversely affect our revenue in that market.

Our relationship with Reuters restricts our ability to earn revenue from sales in the financial services market. Under the license agreement, Reuters is required to pay us product fees based on a percentage of its revenue from sales of our products in the financial services market, excluding products that are embedded in any Reuters' products. These product fees may be materially less than the product fees we could obtain from other distributors or resellers in the financial services market. In addition, when we sell our products into the financial services market through third-party distributors other than Reuters, Reuters receives a share of our license revenue.

Our license agreement with Reuters imposes practical restrictions on our ability to acquire other companies. The license agreement places no specific restrictions on our ability to acquire companies with all or part of their business in the financial services market. However, under the terms of the license agreement, we are prohibited from bundling or combining our products that are based on licensed technology with an acquired company's products and services and then selling the bundled or combined products directly to financial services companies. This prohibition could prevent us from realizing potential synergies with companies we acquire.

The market for enterprise infrastructure software may not grow as quickly as we anticipate, which would cause our revenues to fall below expectations

The market for enterprise infrastructure software is relatively new and evolving. We earn a substantial portion of our revenue from sales of our enterprise infrastructure software, including application integration software, and related services. We expect to earn substantially all of our revenue in the foreseeable future from sales of these products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for application integration, e-business and information delivery, and seeking outside vendors to develop, manage and maintain this software for their critical applications. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for enterprise infrastructure software. If this market fails to grow, or grows more slowly than we expect, our sales will be adversely affected.

Our stock price may be volatile, which could cause investors to lose all or part of their investments in our stock

The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose all or part of their investments.

Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, the date code field need to be expanded to 4 digits. As a result, many companies' software and computer systems were upgraded or replaced in order to comply with these year 2000 requirements. The use of software and computer systems that are not year 2000 compliant could have resulted in system failures or miscalculations resulting in disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

To date, we have not suffered any disruptions in our computer systems or software when the expanded date code field was first used on January 1, 2000. In addition, to date, we have not been made aware that any third-party systems we rely on, the manufacturing systems of our vendors or the systems our customers use to order our services have suffered disruptions in their systems.

To date, we have spent approximately $200,000 on year 2000 compliance. At this time, we do not expect to incur future expenditures relating to year 2000 compliance matters.

Quantitative and Qualitative Disclosures about Market Risk

The Company invests in marketable securities in accordance with its investment policy. The primary objectives of the Company's investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The Company's investment policy specifies credit quality standards for the Company's investments and limits the amount of credit exposure to any single issue, issuer or type of investment. The maximum allowable duration of a single issue is 2.5 years and the maximum allowable duration of the portfolio is 1.3 years.

At the end of fiscal 1999, the Company had an investment portfolio of fixed income securities totaling $76.1 million, excluding those classified as cash and cash equivalents. The Company's investments consist primarily of bank and finance notes, various government obligations and asset-backed securities.
These securities are classified as available-for-sale and are recorded on the balance sheet at fair market value with unrealized gains or losses reported as a separate component of stockholders' equity. Unrealized losses are charged against income when a decline in fair market value is determined to be other than temporary. The specific identification method is used to determine the cost of securities sold. Gains and losses on marketable securities are included in net interest income when realized.

The investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. If market interest rates were to increase immediately and uniformly by 50 basis points (approximately 8.3% of current rates in the portfolio) from levels as of November 30, 1999, the fair market value of the portfolio would decline by approximately $350,000.

We develop products in the United States and sell in North America, South America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. A majority of sales are currently made in U.S. dollars, however, a strengthening of the dollar could make our products less competitive in foreign markets.

Recent Accounting Pronouncements

In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP 98-1 will have a material impact on our financial statements.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. To date we have engaged in limited derivative and hedging activities, and accordingly, we do not believe that the adoption of SFAS No. 133 will have a material impact on our financial reporting and related disclosures. We will adopt SFAS No. 133 as required by SFAS 137, "Deferral of the Effective Date of the FASB Statement No. 133," beginning with the fourth quarter of fiscal 2000.

                              TIBCO SOFTWARE INC.
                          Consolidated Balance Sheets
                     (in thousands, except per share data)


                                                                                                November 30,
                                                                                           ----------------------
                                                                                             1999          1998
                                                                                           --------      --------
ASSETS
Current Assets:
  Cash and cash equivalents..............................................................  $ 13,681      $    547
  Short-term investments.................................................................    76,126            --
  Deposits held by Reuters...............................................................        --        15,423
  Accounts receivable, net...............................................................    42,199        13,234
  Due from related parties...............................................................       286         1,829
  Other current assets...................................................................     5,031         1,853
                                                                                           --------      --------
       Total current assets..............................................................   137,323        32,886

Property and equipment, net..............................................................    10,423         3,171
Other assets.............................................................................     1,171           232
Goodwill and acquired intangibles, net...................................................    30,721            --
                                                                                           --------      --------
                                                                                           $179,638      $ 36,289
                                                                                           ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................................................  $  7,501      $  3,190
  Accrued liabilities....................................................................    21,128         7,834
  Deferred revenue.......................................................................    13,091         3,561
                                                                                           --------      --------
       Total current liabilities.........................................................    41,720        14,585
                                                                                           --------      --------

Commitments (Note 7)

Stockholders' equity:
  Convertible preferred stock, $0.001 par value; 25,000 shares authorized
        no and 81,678 shares issued and outstanding, respectively........................        --            82
  Common stock, $0.001 par value; 300,000 shares authorized;
        181,215 and 67,131 shares issued and outstanding, respectively...................       181            67
  Additional paid-in capital.............................................................   182,939        46,399
  Unearned stock-based compensation......................................................    (8,083)       (7,230)
  Accumulated other comprehensive loss...................................................       (24)           --
  Accumulated deficit....................................................................   (37,095)      (17,614)
                                                                                           --------      --------
       Total stockholders' equity........................................................   137,918        21,704
                                                                                           --------      --------
                                                                                           $179,638      $ 36,289
                                                                                           ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.
                     Consolidated Statements of Operations
                     (in thousands, except per share data)


                                                                                                       Eleven Months
                                                                                                          Ended
                                                                           Year Ended November 30,      November 30,
                                                                           -----------------------
                                                                             1999           1998            1997
                                                                           --------       --------      ------------
License revenue:
      Non-related parties...............................................   $ 39,680       $ 14,511           $ 6,062
      Related parties...................................................     17,236          2,984               157
                                                                           --------       --------      ------------
       Total license revenue............................................     56,916         17,495             6,219
                                                                           --------       --------      ------------
Service and maintenance revenue:
      Non-related parties...............................................     36,601         30,577            19,648
      Related parties...................................................      2,923          4,685             9,407
                                                                           --------       --------      ------------
       Total service and maintenance revenue............................     39,524         35,262            29,055
                                                                           --------       --------      ------------
          Total revenue.................................................     96,440         52,757            35,274
                                                                           --------       --------      ------------

Cost of revenue:
      Cost of license revenue...........................................      2,402            984               366
      Cost of service and maintenance revenue...........................     34,210         26,698            15,481
                                                                           --------       --------      ------------
       Total cost of revenue............................................     36,612         27,682            15,847
                                                                           --------       --------      ------------
Gross profit............................................................     59,828         25,075            19,427
                                                                           --------       --------      ------------

Operating expenses:
      Research and development..........................................     27,478         14,787             9,385
      Sales and marketing...............................................     33,130         15,242             7,008
      General and administrative........................................      8,229          4,025             3,565
      Amortization of stock-based compensation..........................      9,252          5,064             4,672
      Acquired in-process research and development......................      2,800             --                --
      Amortization of goodwill and acquired intangibles.................        521             --                --
                                                                           --------       --------      ------------
       Total operating expenses.........................................     81,410         39,118            24,630
                                                                           --------       --------      ------------
Loss from operations....................................................    (21,582)       (14,043)           (5,203)
Interest income.........................................................      2,707          1,394               527
Other income (expense), net.............................................       (606)          (302)               13
                                                                           --------       --------      ------------
Net loss................................................................   $(19,481)      $(12,951)          $(4,663)
                                                                           ========       ========      ============

Net loss per share:
      Basic and diluted.................................................   $ ( 0.19)      $  (0.22)          $ (0.08)
                                                                           ========       ========      ============
      Weighted average common shares outstanding........................    104,112         60,033            57,606
                                                                           ========       ========      ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.
                Consolidated Statement of Stockholders' Equity
                                (in thousands)

                                                                 Convertible Preferred Stock     Common Stock        Additional
                                                                 ---------------------------  -----------------
                                                                     Shares       Amount      Shares     Amount    Paid-in-Capital
                                                                     --------   ----------     ------    ------    ---------------
Balance January 1, 1997                                                    --     $   --           --    $   --    $            --
Capitalization from Reuters......................................          --         --           --        --                451
Net loss.........................................................          --         --           --        --                 --
Issuance of series A preferred stock to Reuters..................      60,000         60           --        --              9,883
Issuance of common stock to Reuters (Note 5).....................          --         --       57,000        57                 --
Return of capital to Reuters.....................................          --         --           --        --            (10,000)
Issuance of series B preferred stock, net........................      13,095         13           --        --             15,693
Exercise of common stock options.................................          --         --        5,004         5                996
Unearned stock-based compensation, net...........................          --         --           --        --              9,439
                                                                     --------     ------      -------    ------    ---------------

Balance at November 30, 1997.....................................      73,095         73       62,004        62             26,462
Net loss.........................................................          --         --           --        --                 --
Issuance of series C preferred stock, net........................       8,583          9           --        --             10,989
Exercise of common stock options, net............................          --         --        5,127         5              1,421
Unearned stock-based compensation, net...........................          --         --           --        --              7,527
                                                                     --------     ------      -------    ------    ---------------
Balance at November 30, 1998.....................................      81,678         82       67,131        67             46,399
Net loss.........................................................          --         --           --        --                 --
Translation adjustments..........................................          --         --           --        --                 --
Unrealized loss on investments...................................          --         --           --        --                 --

    Comprehensive income.........................................

Issuance of common stock in public offering, net of issuance
 costs of $13,925................................................          --         --       27,486        27            123,470
Conversion of convertible preferred stock in connection with IPO.     (81,678)       (82)      81,678        82                 --
Exercise of common stock options, net............................          --         --        4,920         5              2,965
Unearned stock-based compensation, net...........................          --         --           --        --             10,105
                                                                     --------     ------      -------    ------    ---------------
Balance at November 30, 1999.....................................          --     $   --      181,215    $  181    $       182,939
                                                                     ========     ======      =======    ======    ===============


                                                                                          Accumulated
                                                                         Unearned            Other
                                                                        Stock-Based      Comprehensive     Accumulated
                                                                        Compensation     Income (Loss)       Deficit       Total
                                                                        ------------     --------------    -----------   ---------
Balance December 31, 1996                                               $         --     $           --    $        --   $      --
Capitalization from Reuters......................................                                                              458
Net loss.........................................................                 --                 --         (4,663)     (4,663)
Issuance of series A preferred stock to Reuters..................                 --                 --             --       9,943
Issuance of common stock to Reuters (Note 5).....................                 --                 --             --          57
Return of capital to Reuters.....................................                 --                 --             --     (10,000)
Issuance of series B preferred stock, net........................                 --                 --             --      15,706
Exercise of common stock options.................................                 --                 --             --       1,001
Unearned stock-based compensation, net...........................             (4,767)                --             --       4,672
                                                                       -------------     --------------    -----------   ---------

Balance at November 30, 1997.....................................             (4,767)                           (4,663)     17,167
Net loss.........................................................                 --                 --        (12,931)    (13,951)
Issuance of series C preferred stock, net........................                 --                 --             --      10,998
Exercise of common stock options, net............................                 --                 --             --       1,426
Unearned stock-based compensation, net...........................             (2,463)                --             --       5,064
                                                                       -------------     --------------    -----------   ---------
Balance at November 30, 1998.....................................             (7,230)                --        (17,614)     21,704
                                                                                                                         ---------
Net loss.........................................................                 --                 --        (19,481)    (19,481)
Translation adjustments..........................................                 --                178             --         178
Unrealized loss on investments...................................                 --               (202)            --        (202)
                                                                                                                         ---------
    Comprehensive income.........................................                                                          (19,505)
                                                                                                                         ---------
Issuance of common stock in public offering, net of issuance
 costs of $13,925................................................                 --                 --             --     123,497
Conversion of convertible preferred stock in connection with IPO.                 --                 --             --          --
Exercise of common stock options, net............................                 --                 --             --       2,970
Unearned stock-based compensation, net...........................               (853)                --             --       9,252
                                                                       -------------     --------------    -----------   ---------
Balance at November 30, 1999.....................................       $     (8,083)    $          (24)   $   (37,095)  $ 137,918
                                                                       =============     ==============    ===========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.
                     Consolidated Statements of Cash Flows
                                (in thousands)

                                                                                                                       Eleven Months
                                                                                                                          Ended
                                                                                      Year Ended November 30,          November 30,
                                                                                      -----------------------
                                                                                         1999          1998                1997
                                                                                      ---------      --------          -----------
Cash flows from operating activities:
 Net loss...........................................................................  $ (19,481)     $(12,951)         $   (4,663)
 Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
  Depreciation and amortization.....................................................      2,110         1,073                 924
  Write-off of in-process research and development                                        2,800            --                  --
  Amortization of goodwill and other intangibles....................................        521            --                  --
  Amortization of unearned compensation.............................................      9,252         5,064               4,672
  Changes in assets and liabilities:
    Accounts receivable.............................................................    (26,119)       (5,996)              1,083
    Due from related parties........................................................      1,543         1,339              (3,192)
    Other assets....................................................................     (3,005)       (1,017)                253
    Accounts payable................................................................      4,019         2,240                 659
    Accrued liabilities.............................................................     10,279         1,618               1,342
    Deferred revenue................................................................      8,406        (3,152)              1,333
                                                                                      ---------      --------         -----------
       Net cash provided by (used for) operating activities.........................     (9,675)      (11,782)              2,411
                                                                                      ---------      --------         -----------
Cash flows from investing activities:
 Deposits held by Reuters...........................................................     15,423        (5,164)            (10,259)
 Purchases of investments...........................................................   (198,325)           --                  --
 Sales and maturities of investments................................................    121,997            --                  --
 Purchases of property and equipment, net...........................................     (8,931)       (2,990)               (800)
 Acquisition of InConcert, Inc......................................................    (34,000)           --                  --
                                                                                      ---------      --------         -----------
       Net cash used for investing activities.......................................   (103,836)       (8,154)            (11,059)
                                                                                      ---------      --------         -----------
Cash flows from financing activities:
 Proceeds from issuance of common stock.............................................    126,467         1,426               1,039
 Proceeds from issuance of preferred stock..........................................         --        10,998              25,668
 Return of capital to Reuters.......................................................         --            --             (10,000)
 Borrowings from Reuters............................................................         --            --               3,000
 Repayment of borrowings from Reuters...............................................         --            --              (3,000)
                                                                                      ---------      --------         -----------
       Net cash provided by financing activities....................................    126,467        12,424              16,707
                                                                                      ---------      --------         -----------

Effect of exchange rate changes on cash.............................................        178            --                  --
                                                                                      ---------      --------         -----------

Net change  in cash and cash equivalents............................................     13,134        (7,512)              8,059

Cash and cash equivalents at beginning of period....................................        547         8,059                  --

                                                                                      ---------      --------         -----------
Cash and cash equivalents at end of period..........................................  $  13,681      $    547         $     8,059
                                                                                      =========      ========         ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.
                  Notes to Consolidated Financial Statements
                               November 30, 1999

1.   THE COMPANY

TIBCO Software Inc. ("TIBCO Software" or the "Company") is the successor to a portion of the business of Teknekron Software Systems, Inc. ("Teknekron"). Teknekron was founded in 1985 and pioneered the development of "publish and subscribe" computing by creating the software infrastructure for the integration and delivery of market data (e.g., stock quotes, news and other financial information) in the trading rooms of large banks and financial institutions. This publish and subscribe technology, know as The Information Bus or "TIB," permitted the integration of disparate information from various data sources and its distribution across a variety of networks and platforms within these banks, financial institutions and stock exchanges.

Teknekron was acquired by a subsidiary of Reuters Group PLC ("Reuters"), the global news and information group, in 1994, and the underlying technology rights owned by Teknekron were assigned to Reuters. In November 1996, TIBCO Software was incorporated in Delaware as a separate entity from Teknekron and was formed to create and market software solutions for use in the integration of business information, processes and applications in diverse industries outside the financial services market. Through a license and distribution agreement, Reuters is the exclusive distributor of TIBCO Software products in the financial services market, subject to limited exceptions.

Effective as of January 1, 1997, the Company's capital structure was established, and the transfer to TIBCO Software of certain assets, liabilities and customer contracts previously owned by Reuters was substantially completed. Prior to January 1, 1997, operations were conducted by Reuters and its subsidiaries.

In July 1999, the Company completed its initial public offering ("IPO"), of approximately 27,485,001 shares of common stock (including 3,285,000 shares purchased by the underwriters over-allotment option, 1,500,000 shares sold directly to Sun Microsystems, and 800,001 shares sold directly to Yahoo! Inc.) at $5.00 per share. Net proceeds aggregated approximately $123.5 million. At the closing of the offering, all issued and outstanding shares of the Company's preferred stock were converted into an aggregate of 81,678,945 shares of common stock. At November 30, 1999, Reuters still owned a majority of the Company's common stock.

2.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Change in Year End

Effective January 1, 1997, the Company changed its fiscal year end to November 30/th/ from December 31/st/.

Stock Splits

In June 1999, the Company's Board of Directors approved a one-for-two reverse stock split of Company's outstanding shares which became effective on July 13, 1999. All share and per share information included in these financial statements have been retroactively adjusted to reflect this split.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Company's wholly-owned foreign subsidiaries are the local currencies. Assets and liabilities of these subsidiaries are translated into U.S. dollars at exchange rates as of at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated translation adjustments are recorded as a component of accumulated other comprehensive loss in stockholders' equity. Foreign exchange transaction gains and losses were not material in all periods presented.

Cash, Cash Equivalents and Short-term Investments

The Company considers all highly liquid investment securities with original maturities of three months or less to be cash equivalents. Management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Interest, dividends and realized gains and losses are included in interest income. Realized gains and losses are recognized based on the specific identification method.

Investments consist of the following at November 30, 1999 (in thousands):

     Money funds...............................................  $     414
     Government debt issues....................................     13,353
     U.S. treasury notes.......................................     15,473
     U.S. agency notes.........................................     12,040
     Asset-backed securities...................................     15,668
     Finance notes.............................................     20,642
     Bank notes................................................      6,227
                                                                 ---------
          Total available-for-sale securities..................     83,817
     Less:  amounts classified as cash equivalents.............     (7,691)
                                                                 ---------
                                                                    76,126
                                                                 =========

As of November 30, 1999, short-term investments with contractual maturities of one year or less and one year through three years were $26.0 million and $50.1 million, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and accounts receivable. Cash, cash equivalents and investments are deposited with financial institutions that management believes are creditworthy. The Company's accounts receivable is derived from revenue earned from customers located primarily in the United States, Australia, Europe and Taiwan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful account receivable based upon the expected collectibility of accounts receivable.

Capitalized Software Development Costs

The Company has not capitalized any software development costs to date and is in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when beta testing commences, and the general availability of such software has been short, and as such, software development costs qualifying for capitalization have been insignificant.

Property and Equipment

Property and equipment are stated at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

Equipment................     2 - 5 years
Furniture and fixtures...     5 - 10 years
Leasehold improvements...     Shorter of the lease term or the estimated useful life

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Revenue Recognition

Effective in fiscal 1999, the Company adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and its related amendments. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supercedes the previous guidance provided by SOP 91-1. The adoption of SOP 97-2 did not have a material impact on the Company's consolidated financial position or results of operations.

License revenue consists principally of revenue earned under software license agreements. License revenue is generally recognized when a signed contract or other persuasive evidence of an arrangement exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Any maintenance revenue included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future products and maintenance, is recognized ratably over the term of the subscription period. Revenue on shipments to resellers, which is generally subject to certain rights of return and price protection, is recognized when the products are sold by the resellers to the end-user customer.

Service revenue consists primarily of revenue received for performing product development, implementation of system solutions, on-site support, consulting and training. Service revenue is generally recognized as the services are performed or on the percentage-of-completion method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

Maintenance revenue consists of fees for providing software updates and technical support for software products (post-contract support or "PCS"). Maintenance revenue is recognized ratably over the term of the agreement.

Payments received in advance of services performed are recorded as deferred revenue. Allowances for estimated future returns and discounts are provided for upon recognition of revenue.

Advertising Expense

Advertising costs are expensed as incurred and totaled approximately $0.7 million, $1.6 million, and less than $100,000 for the years ended November 30, 1999 and 1998 and for the eleven months ended November 30, 1997, respectively.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Stock-based compensation expense is amortized, using the multiple option method prescribed by FASB Interpretation No. 28, over the option's vesting period.

Comprehensive Income (Loss)

Effective in fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No.130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during the period from non-owner sources. The Company has reported the components of comprehensive income (loss) on its Consolidated Statement of Stockholders' Equity.

Net Loss per Share

Net loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weight average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares are comprised of common stock subject to repurchase and incremental shares of common stock issuable upon the exercise of stock options and upon the conversion of convertible preferred stock.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                                                                     Eleven Months
                                                                                                         Ended
                                                                        Year Ended November 30,       November 30,
                                                                        -----------------------       -----------
                                                                          1999           1998            1997
                                                                          ----           ----            ----
Net loss...........................................................     $ (19,481)     $ (12,951)     $  (4,663)
                                                                        =========      =========      =========
Basic and diluted:
     Weighted average common shares outstanding....................       110,313         65,175         58,452
     Weighted average common shares subject to repurchase..........        (6,201)        (5,142)          (846)
                                                                        ---------      ---------      ---------
Weighted average common shares used to
     compute basic and diluted net loss per share..................       104,112         60,033         57,607
                                                                        =========      =========      =========
Net loss per share-basic and diluted...............................     $   (0.19)     $   (0.22)     $   (0.08)
                                                                        =========      =========      =========

The following table sets forth potential common shares that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive as of the periods indicated (in thousands):

                                                                                   November 30,
                                                                                   ------------
                                                                             1999      1998       1997
                                                                             ----      ----       ----
     Preferred stock....................................................          -     81,678    73,095
     Common stock subject to repurchase.................................      5,965      5,475     4,014
     Stock options......................................................     31,440     27,258    20,676
                                                                             ------    -------    ------
                                                                             37,405    114,411    97,785
                                                                             ======    =======    ======

Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts ("forward contracts") to manage exposure related to accounts receivable denominated in foreign currencies. The Company does not enter into derivative financial instruments for trading purposes. All outstanding forward contracts at the end of the period are marked-to-market, with unrealized gains and losses included in net income as a component of other income (expense), net. The Company had outstanding forward contracts with notional amounts totaling approximately $477,000 and $1.6 million at November 30, 1999 and 1998, respectively. The open contracts at November 30, 1999 mature at various dates through January 2000 and are hedges of certain foreign currency transaction exposures in the Australian dollar and British pound. The estimated fair value at November 30, 1999 was negligible.

Recent Accounting Pronouncements

In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The Company, to date, has engaged in limited derivative and hedging activities, and accordingly, does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS 137, "Deferral of the Effective Date of the FASB Statement No. 133," beginning with the fourth quarter of fiscal 2000.

3.   BALANCE SHEET COMPONENTS
(in thousands)

                                                                     November 30,
                                                                 ---------------------
                                                                 1999             1998
                                                                 ----             ----
Accounts receivable, net:
  Accounts receivable.................................       $   39,119         $ 11,024
  Unbilled fees and services..........................            5,313            3,904
                                                             ----------         --------
                                                                 44,432           14,928

  Less: Allowances for doubtful accounts,
        returns and discounts.........................           (2,233)          (1,694)
                                                             ----------         --------
                                                             $   42,199         $ 13,234
                                                             ==========         ========

Property and equipment, net:
  Equipment...........................................       $    8,141         $  4,973
  Furniture and fixtures..............................              515              146
  Leasehold improvements..............................            4,420               49
                                                             ----------         --------
                                                                 13,076            5,168
  Less: Accumulated depreciation and amortization.....           (2,653)          (1,997)
                                                             ----------         --------
                                                             $   10,423         $  3,171
                                                             ==========         ========
Accrued liabilities:
  Compensation and employee related...................       $   13,201         $  5,810
  Expenses............................................            7,927            2,024
                                                             ----------         --------
                                                             $   21,128         $  7,834
                                                             ==========         ========


4.   ALLOWANCES FOR DOUBTFUL ACCOUNTS, RETURNS AND DISCOUNTS
(in thousands)

                                                Balance at    Charged                             Balance at
                                               Beginning of   against   Charged to                  End of
                                                  Period      Revenue    Expenses    Deduction      Period
                                                  ------      -------    --------    ---------      ------
Eleven Months Ended November 30, 1997........   $  1,548      $ 1,576   $    16      $   (472)     $ 2,668
Year Ended November 30, 1998.................      2,668        1,133       194        (2,301)       1,694
Year Ended November 30, 1999.................      1,694          230     1,321        (1,012)       2,233

5.   RELATED PARTY TRANSACTIONS

Reuters

The Company has significant transactions with Reuters, including licensing arrangements, development contracts and shared functions and services. The following is a summary of the transactions for the periods indicated (in thousands):

                                                                                                    Eleven Months
                                                                                                        Ended
                                                                       Year Ended November 30,      November 30,
                                                                       -----------------------
                                                                          1999         1998             1997
                                                                          ----         ----             ----
License fees.........................................................  $   15,289     $  2,984        $     157

Service and maintenance Revenue:
  Subscription agreement.............................................           -          354            3,896
  Maintenance agreement..............................................       1,168          750              688
  Services contracts.................................................         843          485              796
  Shared personnel...................................................         307        2,202            4,027
  Development reimbursement..........................................         365          894                -
                                                                       ----------     --------        ---------
     Total service and maintenance...................................       2,683        4,685            9,407
                                                                       ----------     --------        ---------
                                                                       $   17,972     $  7,669        $   9,564
                                                                       ==========     ========        =========

With the formation of TIBCO Software in January 1997, the Company entered into a license, maintenance and distribution agreement (the "License Agreement") with Reuters. Under the terms of the License Agreement, the Company was granted a perpetual, royalty-free license to the underlying TIB messaging technology in existence on December 31, 1996. The licensed TIB technology includes technology underlying some of the Company's current products. The license includes rights to use the TIB technology to develop and maintain products, to provide services to customers relating to the licensed technology, and to sell, sublicense and distribute products utilizing the licensed technology both directly and through third party distributors, resellers and original equipment manufacturers. In consideration of the License Agreement, the Company paid to Reuters $10.0 million, which was accounted for as a return of capital.

Reuters is the preferred distributor of the Company's TIB/ActiveEnterprise products to customers in the financial services market segment. As such, the Company receives a product fee from Reuters, which is computed as a percentage of sales of product licenses and maintenance, which has been recorded as license revenue in the accompanying Financial Statements. For the nine months ending December 31, 1999 and the years ending December 31, 2000 and 2001, Reuters has guaranteed minimum product fees of $16.0 million, $18.0 million and $20.0 million, respectively. These amounts will be recognized ratably over the corresponding period. In any period where actual product fees earned exceed the minimum guaranteed product fees, the difference between the actual product fees and cumulative minimum product fees recognized to date will be recognized as revenue currently.

For calendar 1997, Reuters paid the Company a one-time fee of approximately $4.3 million for the purposes of developing middleware infrastructure software and products. As Reuters was entitled to receive unspecified future enhancements, if and when available, the fee was accounted for as a subscription and taken to service revenue ratably over the period (see "subscription agreement" in the preceding table). Beginning in January 1997, the Company received an annual maintenance fee of approximately $0.7 million, which is accounted for ratably over the year. Beginning in 1999, this maintenance fee will be included in the minimum guarantee. There were various miscellaneous consulting projects during the years ended November 30, 1999 and 1998 and during the eleven months ended November 30, 1997 in which the Company recognized approximately $1.0 million, $0.5 million, and $0.8 million, respectively.

Since its formation in January 1997, Reuters and TIBCO Software agreed to certain intercompany rates for the sharing of employees on various customer projects. For the services provided by TIBCO Software personnel to Reuters, TIBCO Software recognized service revenue of approximately $0.3 million, $2.2 million, and $4.0 million for the years ended November 30, 1999 and 1998 and the eleven months ended November 30, 1997, respectively. For the services received by TIBCO Software from Reuters personnel, TIBCO Software recorded, in cost of service revenue, expenses of approximately $2.3 million, $5.8 million, and $1.2 million for the years ended November 30, 1999 and 1998 and the eleven months ended November 30, 1997, respectively, and, in research and development, expenses of approximately $0.4 million in the eleven months ended November 30, 1997.

In 1998, TIBCO Software was reimbursed for approximately $0.9 million for the development of certain enhancements for Reuters.

Intercompany Services

Through mid 1999, Reuters provided TIBCO Software with shared functions and services such as cash management, accounting, legal and insurance. The cost of these functions and services has been directly charged and/or allocated to the Company using methods that the Company management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the Company had been a separate entity. Neither party has a financial obligation to the other in relation to any shared costs except as may be agreed in writing in advance.

Administrative Services. Through mid 1999, Reuters provided limited administrative services to the Company, including certain facilities, human resources, information technology and finance functions. The expenses related to these functions have been charged to the Company based on actual costs incurred. Management believes that such costs are reasonable. Such charges for these services amounted to approximately $573,000 in the year ended November 30, 1999, $2.7 million in the year ended November 30, 1998, and $1.6 million in the eleven months ended November 30, 1997 and are allocated to operating costs and expenses based on respective salaries.

Operating Leases and Furniture & Fixtures Rental. The Company shared its corporate headquarters in Palo Alto, California through June 1999, and certain foreign offices with Reuters. In June 1999, the Company assumed the lease for the headquarters building from Reuters. In addition, the Company rented certain furniture and fixtures and computer equipment from Reuters, primarily related to its corporate headquarters. The Company incurred rent expense of $1.0 million in the year ended November 30, 1999, $1.6 million in the year ended November 30, 1998, and $1.4 million in the eleven months ended November 30, 1997. In August 1999, the Company purchased $4.6 million in fixed assets from Reuters in connection with the assumption of the lease for the corporate headquarters facility. This amount was comprised of $4.2 million in leasehold improvements and $0.4 million of furniture and fixtures.

Insurance and Legal. The Company participated in an insurance purchasing agreement with Reuters through April 1999. Under the terms of this arrangement, Reuters purchased insurance on behalf of the Company and charged the Company for this insurance on an annual basis. Additionally, a portion of the Company's legal services were provided by Reuters to the Company until March 1998. Amounts incurred for legal and insurance expenses were approximately $0.3 million for the period from January 1, 1997 to November 30, 1999.

Employee Benefit Programs. The Company participated in various employee benefit programs with Reuters. These programs included medical, dental, life insurance and pension plans. The Company paid the service providers directly for these services rendered since January 1997. Until August 1999, the Company also reimbursed Reuters for its proportionate cost of certain other benefits provided to TIBCO Software employees based on its historical experience and relative headcount. The Company recorded expenses related to the reimbursement of these costs of approximately $0.4 million for the period from January 1, 1997 to November 30, 1999.

Intercompany Deposits. Prior to July 1999, the Company participated in Reuters cash management program, investing surplus funds with Reuters Group Treasury Department. These deposits earned interest at one-month dollar London inter bank offered rate ("LIBOR"). The Company recorded interest income on these deposits of approximately $0.3 million, $1.1 million, and $0.3 million for the years ended November 30, 1999 and 1998, and the eleven months ended November 30, 1997, respectively. Effective with the Company's IPO, the Company began to manage its own cash and investments.

Cisco Systems, Inc.

As of November 30, 1999, Cisco Systems, Inc. ("Cisco") owned approximately 7% of the outstanding common stock and had 2 representatives on the Company's Board of Directors. The Company recorded license revenue from Cisco of $1.9 million and service revenue of $240,000 for the year ended November 30, 1999.

6.   INCOME TAXES

No provision for income taxes was recorded due to the net losses incurred to date. The provision for income taxes was at rates other than the U.S. Federal statutory tax rate for the following reasons:

                                                                                                    Eleven Months
                                                                                                        Ended
                                                                        Year Ended November 30,      November 30,
                                                                      -------------------------
                                                                         1999           1998            1997
                                                                      -----------   ------------    -------------
U.S. Federal statutory rate....................................             (34.0)%       (34.0)%           (34.0)%
State taxes....................................................              (5.7)         (5.4)             (5.9)
R & D credits..................................................              (9.8)         (3.9)             (5.8)
Change in  valuation allowance.................................              47.9          44.1              48.1
Other..........................................................               1.6          (0.8)             (2.4)
                                                                      -----------   ------------    -------------
                                                                              0.0%          0.0%              0.0%
                                                                      ===========   ============    =============

The components of the Company's deferred tax assets are as follows (in thousands):

                                                                                         November 30,
                                                                          -----------------------------------------
                                                                               1999                        1998
                                                                          -------------                -------------
Net operating loss carryforward......................................     $       4,364                $       3,430
Stock option compensation............................................             6,657                        4,424
Reserves and accruals................................................             3,237                        1,445
Credit carryforwards.................................................             2,608                          759
Depreciation and amortization........................................             1,523                          694
Other................................................................                83                           (9)
                                                                          -------------                -------------
                                                                                 18,472                       10,743
Less: Valuation allowance............................................           (18,472)                     (10,743)
                                                                          -------------                -------------
                                                                          $          --                $          --
                                                                          =============                =============

Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized; and accordingly, a full valuation allowance has been recorded.

At November 30, 1999, the Company has net operating loss carryforwards of $12.7 million and $6.7 million for federal and California, respectively, which expire through 2019 and 2006. The Company also has available tax credit carryforwards of $1.6 million and $1.2 million for federal and California, respectively, which expire through 2019. In the event of a change in ownership, as defined under federal and state tax laws, the utilization of these carryforwards could be subject to certain limitations in future years.

7.   COMMITMENTS

The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through December 2010. Rental expense was approximately $4.1 million, $2.2 million, and $1.7 million for the years ended November 30, 1999 and 1998 and the eleven months ended November 30, 1997, respectively.

Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to November 30, 1999 (Note 11), are as follows (in thousands):

     Year Ending November 30,
     -------------------------

     2000................................................           $ 5,281
     2001................................................             8,410
     2002................................................             8,603
     2003................................................             8,371
     2004................................................             8,412
     Thereafter..........................................            47,134
                                                                   --------
                                                                   $ 86,211
                                                                   ========
8.   STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 25.0 million shares of $0.001 par value preferred stock. Effective as of January 1, 1997, the Company's initial capital structure was established by issuing 60.0 million shares of series A convertible preferred stock and 57.0 million shares of common stock to Reuters in exchange for $10.0 million and the transfer of certain assets and liabilities assumed. In connection with its formation, the Company signed a perpetual, non-exclusive license agreement for certain technology with Reuters and paid $10.0 million as consideration (Note
5). This payment was treated as a return of capital in the accompanying Statement of Stockholders' Equity.

In May 1997, the Company issued approximately 13.2 million shares of series B convertible preferred stock at $1.20 per share for net proceeds of approximately $15.7 million. In December 1997, the Company issued approximately 8.7 million shares of series C convertible preferred stock at $1.29 per share for net proceeds of approximately $11.0 million. At the closing of the offering, all issued and outstanding shares of the Company's preferred stock were converted into an aggregate of 81,678,945 shares of common stock.

Common Stock

The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 300.0 million shares of $0.001 par value common stock. A portion of the shares issued are subject to a right of repurchase by the Company subject to vesting, which is generally over a five year period from the grant date or employee hire date, as applicable, until vesting is complete. Shares are subject to repurchase at the original exercise price. As of November 30, 1999, shares of common stock subject to a repurchase option held by the Company totaled 5.9 million shares at a weighted average price of $0.49 per share.

Benefit  Plans

1996 Stock Option Plan. In 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the 1996 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to employees (including officers and directors who are employees). Nonqualified stock options may be granted to Company employees and consultants. Options under the 1996 Plan may be granted for terms not to exceed ten years. Options granted before the IPO are exercisable immediately upon grant and generally vest over five years. Options granted after the IPO generally vest over four years. Shares of common stock issued upon the exercise of options granted prior to the IPO are subject to repurchase until vested. The 1996 Plan provides for an automatic increase to the number of shares of common stock reserved for issuance (to be added on the first day of each fiscal year beginning in 2000) equal to the lesser of (i) 15 million shares,
(ii) 3.5% of the outstanding shares of the Company's common stock, or (iii) a lesser amount determined by the Board of Directors. As of November 30, 1999, aggregate shares of common stock reserved for issuance under the 1996

Plan was approximately 45,677,000 shares.

1998 Advisory Council Option Sub-plan. In October 1998, the Company adopted the 1998 Advisory Council Option plan (the "Advisory Plan") as a sub-plan to the 1996 Plan for the purpose of attracting and retaining personnel for service on an information technology advisory council. The Advisory Plan provides for an initial grant of 15,000 shares to each advisory council member (30,000 shares to the chairman). Options are granted at an exercise price not less than fair market value of the Common Stock on the date of grant, have a term not to exceed ten years and become exercisable over a two-year period with half of the shares vesting annually.

1998 Employee Stock Purchase Sub-plan. In June 1999, the Company adopted the Employee Stock Purchase Plan (the "ESP Plan") as a sub-plan to the 1996 Plan. The ESP Plan became effective on July 13, 1999, the first business day on which price quotations for the Company's common stock were available on the Nasdaq National Market. Employees are generally eligible to participate in the ESP Plan if they are customarily employed by the Company for more than 20 hours per week and more than 5 months in a calendar year and are not (and would not become as a result of being granted an option under the ESP Plan) 5% stockholders of the Company. Under the ESP Plan, eligible employees may select a rate of payroll deduction up to 10% of their eligible compensation subject to certain maximum purchase limitations. Each offering period has a maximum duration of two years (the "Offering Period") and consists of four six-month Purchase Periods (each, a "Purchase Period"), with the exception of the first Offering Period, which began on July 13, 1999 and will end on or before June 30, 2001. Offering Periods and Purchase Periods thereafter will begin on January 1 and July 1 of each year. The price at which the common stock is purchased under the ESP Plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable Offering Period or on the last day of that Purchase Period. The ESP Plan will terminate after a period of ten years unless terminated earlier as permitted by the ESP Plan.

1998 Director Option Plan. In February 1998, the Company adopted the 1998 Director Option Plan (the "Director Plan") and reserved 2,475,000 shares of Common Stock for issuance under the Director Plan. The Director Plan provides for an automatic initial grant of 150,000 shares to members of the Board who are not employees of the Company or Reuters ("External Directors"). Any External Director with over one-year of consecutive service prior to the effective date of the Director Plan received an initial grant of 450,000 shares. At any subsequent annual re-election, each External Director shall be granted an option to purchase 60,000 additional shares. Options are granted at an exercise price not less than the fair market value of the stock on the date of grant, have a term not to exceed ten years and become exercisable over a three year period with a third of the shares vesting annually.

The activity under all stock options plans are summarized as follows (in thousands, except per share data):

                                                                                             Eleven Months Ended
                                          Year Ended November 30,                               November 30,
                         ----------------------------------------------------------       --------------------------
                                    1999                            1998                            1997
                         -------------------------        -------------------------       --------------------------

                                          Weighted                        Weighted                        Weighted
                                          Average                         Average                          Average
                          Options         Exercise        Options         Exercise        Options         Exercise
                                           Price                           Price                           Price
                         ---------       ---------        --------        ---------       --------        ----------
Outstanding at beginning
          of period.....    27,258            $0.39         20,676            $0.20              -        $        -
           Granted......    10,614             2.77         13,122             0.64         26,316              0.20
           Exercised....    (5,235)            0.59         (5,499)            0.27         (5,007)             0.20
           Forfeited....    (1,197)            1.34         (1,041)            0.27           (633)             0.20
                         ---------                        --------                        --------
Outstanding at end of
           period.......    31,440             1.12         27,258             0.39         20,676              0.20
                         =========                        ========                        ========
Options exercisable at
           period end...    29,601             0.81         27,258             0.39         20,676              0.20
                         =========                        ========                        ========

The following table summarizes information about stock options outstanding at November 30, 1999 (in thousands, except per share data):

                                                         Options Outstanding                                Options Exercisable
                                  -----------------------------------------------------------------       ------------------------
                                                                Weighted                Weighted                          Weighted
                                                                Average                  Average                           Average
                                    Number of                  Remaining                Exercise           Number of      Exercise
Range of Exercise Price              Options                Contractual Life              Price             Options         Price
-----------------------           -------------             ----------------         ---------------       ----------     ---------
$0.20 to $ 0.33                          16,860                7.3 years                 $ 0.22                16,662       $0.22
$0.86 to $ 2.00                          12,780                9.0 years                   1.49                12,348        1.49
$3.00 to $10.75                           1,446                9.7 years                   5.29                   591        3.29
$10.92 to $40.33                            354                9.9 years                  13.80                     -           -
                                  -------------                                                            ----------
$0.20  to $40.33                         31,440                8.1 Years                   1.12                29,601        0.81
                                  =============                                                            ==========

At November 30, 1999, the Company had reserved the 417,000 and 1,245,000 shares of authorized but unissued common stock for future issuance under the 1996 Plan and the Director Plan, respectively.

401(k) Plan. The Company's employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Employees may elect to reduce their current compensation by up to the statutory prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The Company provides matches to employee contributions up to 4% of an employee's base pay and an additional 50% match on employee contributions of the next 2% of base pay.

Stock-based compensation

In connection with certain stock option grants to employees and External Directors, the Company recognized approximately $6.6 million, $7.2 million and $9.4 million of unearned stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant for the years ended November 30, 1999 and 1998 and for the eleven months ended November 30, 1997, respectively. Stock-based compensation expense is being recognized, using the multiple option method as prescribed by FASB Interpretation No.28, over the option vesting period of generally five years. As a result, amortization of stock-based compensation for employees and External Directors as of November 30, 1999 is expected to be $4.0 million in 2000, $2.3 million in 2001, $1.2 million in 2002, $489,000 in 2003 and $81,000 in 2004.

Stock-based compensation expense related to stock options granted to consultants is recognized as earned, using the multiple option method as prescribed by FASB Interpretation No. 28. At each reporting date, the Company re-values the stock-based compensation using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. In connection with the grant of stock options to consultants, the Company recorded stock-based compensation expense of $3.5 million, $336,000 and $30,000 for the years ended November 30, 1999 and 1998 and for the eleven months ended November 30, 1997, respectively. As of November 30, 1999, the Company expects to amortize stock-based compensation expense of $13.6 million in 2000, $5.6 million in 2001, $1.8 million in 2002 and $675,000 in 2003, assuming no change in the underlying value of the Company's common stock.

Fair Value Disclosures

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant date for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                                                                        Eleven Months
                                                                                            Ended
                                                            Year Ended November 30,      November 30,
                                                            -------------------------
                                                                1999          1998           1997
                                                            ------------  -----------   ----------------
Net loss:
    As reported..........................................    $(19,481)     $(12,951)          $(4,663)
    Pro forma............................................     (22,023)      (13,344)           (4,778)
Net loss per share -- basic and diluted:
    As reported..........................................    $  (0.19)     $  (0.22)          $ (0.08)
    Pro forma............................................       (0.21)        (0.22)            (0.08)

The Company calculated the value of each option grant on the date of the grant using a Black-Scholes option pricing model with the following assumptions:

                                                          Stock Option Plans                                  ESP Plan
                                        ----------------------------------------------------------        ----------------
                                            1999                  1998                1997                      1999
                                        -------------       ---------------       ----------------        -----------------
Risk free interest rates..............         4.6%                 4.7%                 4.7%                     4.6%
Expected lives (in years).............         3.0                  3.0                  3.0                      0.5
Dividend yield........................         0.0                  0.0                  0.0                      0.0
Expected volatility...................     0 or 92%                 0.0                  0.0                       92%

These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year. The weighted average fair value of options granted was $1.44, $0.63 and $0.38 for the years ended November 30, 1999 and 1998 and for the eleven months ended November 30, 1997, respectively.

9.   SEGMENT INFORMATION

The Company operates primarily in one industry segment: the development and marketing of a suite of software products that enables businesses to link internal operations, business partners and customer channels through the real time distribution of information. Revenue by geographic area is as follows (in thousands):

                                                                                                 Eleven Months
                                                                                                    Ended
                                                          Year Ended November 30,                November 30,
                                                      ----------------------------------
                                                           1999                1998                 1997
                                                      -----------           -------------      ----------------
Domestic.....................................         $    47,706           $     25,049       $         19,426
                                                      -----------           ------------       ----------------
Europe:
   United Kingdom............................              20,216                  7,882                  9,564
   Luxembourg................................               7,585                  8,973                     --
   Sweden....................................               3,532                  2,512                  2,130
   Other.....................................               9,517                  2,167                  2,387
                                                      -----------           ------------       ----------------
          Total Europe.......................              40,850                 21,534                 14,081
                                                      -----------           ------------       ----------------
Pacific Rim:
   Australia.................................               2,451                  2,351                  1,047
   Taiwan....................................               2,570                  2,539                    489
   Other.....................................               2,863                  1,284                    231
                                                      -----------           ------------       ----------------
          Total Pacific Rim..................               7,883                  6,174                  1,766
                                                      -----------           ------------       ----------------
                                                      $    96,440           $     52,757       $         35,274
                                                      ===========           ============       ================

Revenue from Reuters accounted for 19%, 15% and 27% of total revenue for the years ended November 30, 1999 and 1998 and for the eleven months ended November 30, 1997, respectively. Revenue from Cedel Global Services accounted for 17% of total revenue in fiscal 1998, and NEC Electronics accounted for 17% of total revenue for fiscal 1997. Customers with balances in excess of 10% of net accounts receivable at November 30, 1999 included Reuters and Procter and Gamble, which represented 13% and 15%, respectively. Long lived assets outside the United States at either November 30, 1999 or 1998 were not material.

10.  BUSINESS COMBINATION

In September 1999, the Company entered into an agreement to acquire substantially all the assets of InConcert, Inc., a subsidiary of Xerox Corporation and a developer of business integration solutions for telecommunications companies. The acquisition was consummated on November 4, 1999 and was accounted for under the purchase method of accounting. The results of operations of InConcert, Inc. and the estimated fair value of the assets acquired and liabilities assumed are included in the Company's financial statements from the date of acquisition.

The purchase price of $35.6 million includes cash of $34 million, accrued severance costs reimbursable to Xerox of approximately $1.3 million and acquisition related expenses, consisting of financial advisory, accounting and legal fees, of approximately $0.3 million. The allocation of the purchase price to intangibles was based upon an independent, third-party appraisal and management's estimates and was as follows (in thousands):


     Net tangible assets received.......................        $   1,515
     In-process research and development................            2,800
     Existing technology................................           14,000
     Customer base......................................            2,900
     Workforce..........................................            3,100
     Trademarks.........................................            1,200
     Goodwill...........................................           10,042
                                                                ---------
          Net assets acquired...........................        $  35,557
                                                                =========

The intangible assets and goodwill acquired have estimated useful lives of 5 years and had related amortization expense of $521,000 for the year ended November 30, 1999.

Management estimates that $2.8 million of the purchase price represents acquired in-process research and development that has not yet reached technological feasibility and has no alternative future use. Accordingly, this amount was immediately charged to expense upon consummation of the acquisition. The value assigned to acquired in-process research and development was determined by identifying research projects in areas for which technological feasibility has not been established. The value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The costs to develop the acquired in-process research and development include a core technology charge. The discount rate of 29% includes a factor that takes into account the uncertainty surrounding the successful development of the acquired in-process research and development. If these projects are not successfully developed, future revenue and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

Existing technology relates to software solutions that combine process management and application integration that integrates corporate databases, third-party applications and legacy systems in order to convert disparate applications into integrated solutions. This technology was valued using the net cash flow expected as a result of the sale of these products and discounted to the present using a 24% discount rate. The customer base was also valued using the net cash flow expected as result of the stream of revenues from existing customers from license fees, professional services and maintenance support and then discounted to the present using a 24% discount rate. The workforce was valued by estimating the cost to replace the current assembled workforce, considering such costs as recruiting and training. Finally, the trademark was valued by applying a trademark royalty rate of 1% to forecasted revenue, and then the net cash flow expected from these amounts was discounted at a rate of 24% to arrive an estimated fair market value.

The following unaudited pro forma information shows the results of operations for the combined companies as if the transaction had consummated as of December 1, 1997 (in thousands, except for per share data):

                                                        Year Ended November 30,
                                                -------------------------------------
                                                      1999                    1998
                                                ----------------         -------------
Revenue......................................      $ 104,735                $ 61,506
Net loss.....................................        (34,101)                (28,063)
Basic and diluted net loss per share.........      $   (0.33)               $  (0.47)

The pro forma results for 1999 combine the Company's results for the year ended November 30, 1999 with the results of InConcert, Inc. for the period from January 1, 1999 through the date of acquisition and includes the $2.8 million writeoff discussed above. The pro forma results for 1998 combine the Company's results for the year ended November 30, 1998 with the results of InConcert, Inc. for the year ended December 31, 1998. On a combined basis, there were no material transactions between the Company and InConcert, Inc. during the periods presented. The results are not necessarily indicative of what would have occurred had the acquisition actually been made as of December 1, 1997 or of future operations of the combined companies.

11.  SUBSEQUENT EVENTS

Building Leases

In December 1999, the Company entered into a lease for approximately 282,000 square feet of office space to be constructed in Palo Alto, California. The lease commences on January 1, 2001 and provides for aggregate payments of $189.7 million through December 31, 2013. This lease is contingent upon design approval by local regulatory agencies.

In addition, in January 2000, the Company entered into a lease for approximately 97,000 square feet of office space in Palo Alto, California, commencing on April 1, 2000 and expiring on December 31, 2010. The lease provides for aggregate payments of $71.4 million to be paid over the term of the lease. The Company was required to establish an irrevocable standby letter of credit in the amount of $4,500.000. The Letter of Credit expires on January 31, 2001 but will automatically extended up to January 31, 2011.

Amendment to The 1996 Stock Option Plan

On January, the stockholders of the Company approved an amendment to the Company's 1996 Stock Option Plan to increase the number of shares reserved for issuance by 11,467,542 shares and also modify the provisions relating to the annual increase in the number of shares reserved for issuance such that the annual increase will be equal to the lesser of (i) 60,000,000 shares or (ii) 5% of the outstanding shares of the Company's common stock on such date.

Stock Split

In January 2000, the Company's Board of Directors effected a three-for-one stock split payable in the form a dividend of two additional shares of the Company's common stock for every share owned by shareholders. All share and per share data have been adjusted to retroactively reflect this split and the split discussed in Note 2.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TIBCO Software Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of TIBCO Software Inc. and its subsidiaries at November 30, 1999 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 1999 and for the eleven months ended November 30, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 15, 1999, except for Notes 7 and 11
   which are dated as of January 24, 2000

                              Stock Price History

Our common stock is traded on The NASDAQ National Market under the symbol TIBX. We completed our initial public offering in July 1999. The following table sets forth the high and low closing prices for our common stock during the quarter indicated:

                                                      High             Low
                                                   ----------        --------

     November 30, 1999.......................       $41.17            $9.04
     August 31, 1999.........................       $13.04            $6.69

We had 332 stockholders of record as of February 2, 2000.

No dividends have been paid on our common stock and we have no plans to pay cash dividends in the future.

                        Quarterly Results of Operations
                                  (unaudited)

(In thousands, except per share data)

                                                      Three Months Ended Fiscal 1999           Three Months Ended Fiscal 1998
                                                  --------------------------------------   --------------------------------------
                                                   Nov 30,   Aug. 31,   May 31,  Feb. 28,  Nov. 30,  Aug. 31,   May. 31,  Feb. 28,
                                                    1999       1999       1999     1999      1998      1998       1998      1998
                                                  --------   --------   -------  --------  --------  --------   --------  --------
Revenue:
 License revenue................................  $ 21,702   $ 13,156   $12,340  $  9,719  $  6,295  $  3,346   $  2,877  $  4,977
 Service and maintenance revenue................    11,630     10,880     8,710     8,303    10,736     7,526     10,005     6,995
                                                  --------   --------   -------  --------  --------  --------   --------  --------
    Total revenue...............................    33,332     24,036    21,050    18,022    17,031    10,872     12,882    11,972
Cost of revenue.................................    10,633      9,738     8,727     7,513     7,785     6,592      6,571     6,734
                                                  --------   --------   -------  --------  --------  --------   --------  --------
Gross profit....................................    22,699     14,298    12,323    10,509     9,246     4,280      6,311     5,238
                                                  --------   --------   -------  --------  --------  --------   --------  --------

Operating expenses:
 Research and development.......................     8,536      7,032     6,265     5,646     4,858     3,995      3,096     2,838
 Sales and marketing............................    12,107      8,093     7,513     5,416     4,826     3,994      3,444     2,978
 General and administrative.....................     2,938      1,756     2,004     1,532     1,433       958        898       736
 Amortization of stock-based compensation.......     3,823      2,021     1,821     1,587     1,529     1,465        968     1,102
 Acquired in-process research and development...     2,800         --        --        --        --        --         --        --
 Amortization of goodwill and acquired
  intangibles...................................       521         --        --        --        --        --         --        --
                                                  --------   --------   -------  --------  --------  --------   --------  --------
    Total operating expenses....................    30,725     18,902    17,603    14,181    12,646    10,412      8,406     7,654
                                                  --------   --------   -------  --------  --------  --------   --------  --------
Loss from operations............................    (8,026)    (4,604)   (5,280)   (3,672)   (3,400)   (6,132)    (2,095)   (2,416)
Other income (expense), net.....................     1,434        675       267      (274)      207       315        289       281
                                                  --------   --------   -------  --------  --------  --------   --------  --------
Net loss........................................  $ (6,592)  $ (3,929)  $(5,013)  $(3,946)  $(3,193)  $(5,817)   $(1,806) $ (2,135)
                                                  --------   --------   -------  --------  --------  --------   --------  --------

Net loss per share:
 Basic and diluted..............................  $  (0.04)  $  (0.03)  $ (0.08) $  (0.06) $  (0.05) $  (0.10)  $  (0.03) $  (0.04)
                                                  ========   ========   =======  ========  ========  ========   ========  ========
 Weighted average common shares outstanding.....   174,813    113,365    63,059    61,951    61,486    60,385     59,805    58,454
                                                  ========   ========   =======  ========  ========  ========   ========  ========

(as a percentage of total revenue)

                                                 Three Months Ended Fiscal 1999            Three Months Ended Fiscal 1998
                                             --------------------------------------    ---------------------------------------
                                             Nov 30,   Aug. 31,   May 31,  Feb. 28,    Nov. 30,  Aug. 31,   May. 31,  Feb. 28,
                                              1999       1999       1999     1999        1998      1998       1998      1998
                                             -------   --------   -------  --------    --------  --------   --------  --------
Revenue:
  License revenue..........................     65%        55%       59%      54%          37%       31%        22%      42%
  Service and maintenance revenue..........     35         45        41       46           63        69         78       58
                                             -------   --------   -------  --------    --------  --------   --------  --------
    Total revenue..........................    100        100       100      100          100       100        100      100
Cost of revenue............................     32         41        41       42           46        61         51       56
                                             -------   --------   -------  --------    --------  --------   --------  --------
Gross profit...............................     68         59        59       58           54        39         49       44
                                             -------   --------   -------  --------    --------  --------   --------  --------
Operating expenses:
  Research and development.................     26         29        30       31           29        37         24       24
  Sales and marketing......................     36         34        36       30           28        37         26       25
  General and administrative...............      9          7         9        8            8         9          7        6
  Amortization of stock-based
   compensation............................     11          8         9        9            9        13          8        9
  Acquired in-process research and
   development.............................      8          -         -        -            -         -          -        -
  Amortization of goodwill and acquired
   intangibles.............................      2          -         -        -            -         -          -        -
                                             -------   --------   -------  --------    --------  --------   --------  --------
    Total operating expenses...............     92         78        84       78           74        96         65       64
                                             -------   --------   -------  --------    --------  --------   --------  --------
Loss from operations.......................    (24)       (19)      (25)     (20)         (20)      (57)       (16)     (20)
Other income (expense), net................      4          3         1       (2)           1         3          2        2
                                             -------   --------   -------  --------    --------  --------   --------  --------
Net loss...................................    (20)%      (16)%     (24)%    (22)%        (19)%     (54)%      (14)%    (18)%
                                             =======   ========   =======  ========    ========  ========   ========  ========

                             Corporate Information


BOARD OF DIRECTORS

Vivek Y. Ranadive
President, Chief Executive Officer and
Chairman of the Board

Douglas M. Atkin
Chief Executive Officer, Instinet Corporation -
A subsidiary of Reuters Group PLC

Yogen K. Dalal
Partner of Mayfield Fund-A venture capital firm

Edward R. Kozel
Director of Cisco Systems, Inc

Donald J. Listwin
Executive Vice President, Cisco Systems

Larry W. Sonsini
Chairman of the Executive Committee,
Wilson Sonsini Goodrich & Rosati

John G. Taysom
Managing Director of Reuters Greenhouse fund
-A venture capital fund

Phillip E. White
President of Marketing Consultants

Philip Wood
Deputy Finance Director, Reuters Group PLC

MANAGEMENT

Vivek Y. Ranadive
President, Chief Executive Officer and
Chairman of the Board

Paul G. Hansen
Executive Vice President, Finance and Chief
Financial Officer

Rajesh U. Mashruwala
Executive Vice President, Sales and Marketing

Robert P. Stefanski
Executive Vice President, General Counsel and
Secretary

Richard M. Taven
Executive Vice President, Engineering and Operations

Christopher G. O'Meara
Vice President, Finance

Ginger M. Kelly
Vice President, Corporate Controller,
Chief Accounting Officer

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, April 12, 2000 at 10 a.m., local time, at the Company's headquarters, located at:
3165 Porter Drive
Palo Alto, California 94304.

FORM 10K

The Company's Form 10K as filed with the Securities and Exchange Commission, is available, without charge upon written request to:
Investor Relations
TIBCO Software Inc
3165 Porter Drive
Palo Alto, CA 94304
Telephone: (650) 846-1000

TRANSFER AGENT AND REGISTRAR

Boston Equiserve
150 Royal Street
Canton, MA 02021

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
10 Almaden Boulevard, Suite 1600
San Jose, CA 95113

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304